UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D/A
Amendment No. 1
THE SECURITIES EXCHANGE ACT OF 1934

RFG Acquisition II, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Richard F. Beston, Jr.
P.O. Box 586
Orland Park, IL 60464
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	NAME OF REPORTING PERSON

Richard F. Beston, Jr.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

                             PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7)	SOLE VOTING POWER	0(1)
NUMBER
OF SHARES
BENEFICIALLY	8)	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER	0(1)
PERSON
WITH
	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             0%

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14)	TYPE OF REPORTING PERSON IN

(1)
On September 16, 2011 the Issuer repurchased an aggregate of 1,250,000 shares of common stock from the Reporting Person.  Following the transaction the Reporting Person, no longer owned any shares of the Issuer, beneficially or of record.

Item 1.  Security and Issuer.

       This Amendment No. 1 to the Schedule 13D filed by the Reporting Person (as hereinafter defined) on  January 23, 2007, relates  to the common stock, par value $0.0001 per share (the "Common Stock") of RFG Acquisition II, Inc., with an address at c/o Granite Investor Group, Inc.,  One Liberty Plaza, 35th Floor, New York, NY 10006.

Item 2.  Identity and Background.

(a)	The names of the reporting person is Richard F. Beston, Jr. (the “Reporting Person”).

(b)	The business address of the Reporting Person is 601 West Polk Street, Suite 112 Chicago, IL.

(c)	The Reporting Person is the President and CEO of Rainmaker Financial Group, Inc. which provides financial and professional services to emerging growth companies.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a   judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

On September 16, 2011, the Issuer repurchased an aggregate of 1,250,000 shares (the “Shares”) of Common Stock of the Issuer from the Reporting Person pursuant to the terms of a Repurchase Agreement, dated September 16, 2011 (the “Repurchase Agreement”) at a per share purchase price equal to $0.01.  The Shares were repurchased from the Reporting Person in connection with a change in control of the Issuer.  Concurrently with the repurchase of the Shares, the Reporting Person resigned as the sole director and President of the Issuer.

Item 4.  Purpose of Transaction.

The repurchase of the Shares was completed in connection with a change in control of the Issuer.

tem 5.  Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Person does not own any shares of record or beneficially of the Issuer.

(b)	The Reporting Persons had the sole right to vote and dispose, or direct the deposition of the Shares.

(c)	On August 29, 2006, the Reporting Person acquired the Shares for an aggregate purchase price equal to $125.

        On September 16, 2011, the Issuer repurchased the Shares from the Reporting Person at a per share purchase price equal to $0.01 pursuant to the terms of the Repurchase Agreement.

(d)	Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)	The Reporting Person ceased to be the owner of 5% or more of the Common Stock of the Issuer on September 16, 2011.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure included in Item 3 above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

99.1	Joint Filing Agreement
99.2	Repurchase Agreement, dated September 16, 2011*

*Filed as Exhibit 10.2 to the Issuer’s Form 8-K filed on September 22, 2011 and incorporated herein by this reference.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 22, 2011

/s/ Richard F. Beston Jr.
Richard F. Beston, Jr.